Exhibit 99.1

MING YANG ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

ZHONGSHAN, China, June 22, 2016 — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced the completion of its merger (the “Merger”) with Regal Ally Limited (“Merger Sub”), a wholly-owned subsidiary of Regal Concord Limited (“Parent”), pursuant to the agreement and plan of merger (the “Merger Agreement”) dated February 2, 2016 by and among Parent, Merger Sub, Zhongshan Ruisheng Antai Investment Co., Ltd (“Holdco”) and the Company. As a result of the Merger, the Company ceased to be a publicly-traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on June 6, 2016, each of the Company’s ordinary shares, par value US$0.001 per share (each a “Share”) (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (a) the Shares beneficially owned by the rollover shareholders, (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”) (the “Dissenting Shares”), (c) Shares owned by any of the Company and its subsidiaries (if any) and (d) Shares (including Shares held by the Citibank, N.A. (“ADS Depositary”) in respect of ADSs) reserved (but not yet allocated) by the Company, immediately prior to the Effective Time, for issuance and allocation upon exercise or settlement of each outstanding option award issued by the Company pursuant to the Company’s 2010 Equity Incentive Plan (as amended on September 1, 2013) that entitles the holder thereof to purchase one Share upon the vesting of such award (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), was cancelled and ceased to exist in exchange for the right to receive US$2.51 in cash per Share without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) was cancelled in exchange for the right to receive US$2.51 in cash per ADS (less an ADS cancellation fee of US$0.05 per ADS) without interest and net of any applicable withholding taxes. The Dissenting Shares issued and outstanding immediately prior to the Effective Time were cancelled and the former holders thereof are entitled to receive the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Law.

Shareholders of record as of the Effective Time who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. ADS holders of record as of the Effective Time who are entitled to the merger consideration will automatically receive from the ADS Depositary, US$2.51 per each ADS held by them (less an ADS cancellation fee of US$0.05 per ADS) in cash, without interest and net of any applicable withholding taxes, in exchange for the surrender and cancellation of such ADSs.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended. The Company requested NYSE to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the Merger, Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) are serving as financial advisors to the special committee of the board of directors of the Company (the “Special Committee”). Skadden, Arps, Slate, Meagher & Flom LLP is serving as the U.S. legal advisor to the Special Committee, Fenwick & West LLP is serving as U.S. legal advisor to the Company and Maples and Calder is serving as Cayman Islands legal advisor to the Company and the Special Committee.

Simpson Thacher & Bartlett is serving as U.S. legal advisor to Holdco, Parent, Merger Sub, Mr. Chuanwei Zhang, chairman and chief executive officer of the Company, First Windy Investment Corp., Ms. Ling Wu, Rich Wind Energy Three Corp., Mr. Jinfa Wang, Mr. Jianren Wen, Mr. Yunshan Jin, Mr. Jiawan Cheng, Mr. Zhongmin Shen, Yuan Li, Eapard Investment Management Co., Ltd., Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Guomin Chen, Xueliang Ma, Yanhua Li, Renjing Cao and Longquan Yan, Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited, Dajun Shengshi Selection Investment Fund, Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.), Guangzhou Huiyin Bosen Investment (L.P.) and Anhui Zhongan Xinzhao Private Equity Investment LLP (collectively, the “Buyer Group”). King & Wood Mallesons and Travers Thorp Alberga are serving as PRC and Cayman Islands legal advisors to the Buyer Group.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2015. For more information, please visit Ming Yang’s investor relations website at http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar expressions. Forward-looking statements involve inherent risks, uncertainties and assumptions. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

China Ming Yang Wind Power Group Limited

Chao Zhang

+86-760-2813-8677

ir@mywind.com.cn

http://ir.mywind.com.cn